FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for Fiscal Year 2013 First Quarter Ended September 30, 2012

Q1 Financial Highlights

•	Quarterly revenues of $88.1 million, representing an increase of 1.0% compared to $87.2 million year-over-year, and an decrease of 0.1% compared to $88.1 million quarter-over-quarter.
•	Gross margin at 34.4%, as compared to 37.8% year-over-year, and 41.4% quarter-over-quarter.
•	Non-GAAP net income attributable to Hollysys of $15.8 million, representing an increase of 22.7% as compared to $12.8 million year-over-year, and an increase of 26.3% as compared to $12.5 million quarter-over-quarter.
•	Non-GAAP Diluted EPS at $0.28 reported for the quarter, as compared to $0.23 year-over-year, and $0.22 quarter-over-quarter.
•	Backlog of $368.7 million as of September 30, 2012, a 22.8% increase compared to $300.1 million year-over-year, and 5.4% decrease compared to $389.8 million quarter-over-quarter.
•	Quarterly DSO of 140 days, as compared to 138 days year-over-year, and 139 days quarter-over-quarter.
•	Inventory turn-over days of 43 days for this quarter compared to 51 days year-over-year, and 53 days quarter-over-quarter.
•	Generate net cash provided by operating activities of $29.1 million for this quarter.

Beijing, China – November 14, 2012 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the fiscal year 2013 first quarter ended on September 30, 2012 (see attached tables).

Dr. Changli Wang, Chairman and CEO of Hollysys, stated: "We are pleased to report solid financial and operational performance for the first quarter of this fiscal year, here I would like to discuss some key events during this quarter:

Industrial automation continued its growth momentum in both revenue and backlog compared to the same period of last fiscal year, besides our strengthened efforts and enhanced core capabilities, the growth is mainly driven by several factors amid the challenging external environment: Firstly, we continued to take market share in industrial automation by our better value proposition and unparallel advantages of industry leading proprietary technology, more extensive service network, flexible customization, industry expertise and total solution capabilities; Secondly, we further segmented industrial automation market into detailed niche sectors and found a lot of opportunities and designed customized systems to satisfy clients’ specific requirements; Thirdly, we are providing more total solution for the whole plant’s automation and control to address customers’ buying behavior change and enlarge our business scope; Lastly, we changed our marketing strategy from hunting for projects to cultivating client base to establish long term close working relationship with customers. All in all, with our brand name recognition, industry leading technology, better customization and service capabilities and better value for money proposition, as well as the vast business opportunities we have envisioned so far, we will continue to maintain the stable and sustainable growth and development of this business sector.

Hollysys Automation Technologies, Ltd Nov 14, 2012	Page 2

In rail sector, we are glad to see that the expedited high-speed construction will continue to bring more opportunities to Hollysys as one of the two major high-speed rail signaling system providers in China. In October, we signed a contract to provide the Line-side Electronic Unit (LEU) and Balise to Chongqing-Lichuan high-speed rail line, which was another major contract we signed in the past few months. Going into the future, we will take on the ride of another round of China’s accelerated high-speed construction and take our fair market share. In the subway sector, we are well on track of the subway signaling system development and certification according to the international standards, which will be finished by the end of this calendar year.

Overseas market will be another exciting growth driver for Hollysys stepping towards internationalization, we believe that with our world class technology and experienced international team, we will make more exciting achievements in the international market in the future.

The First Quarter Ended September 2012 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited non-GAAP financial results is shown as below:

In USD thousands, except share numbers and EPS

	Three months ended
	September 30, 2012	September 30, 2011	% Change

Revenues	$88,067	87,164	1.0%
Integrated Contract Revenue	$82,852	83,482	(0.8)%
Products Sales	$5,215	3,682	41.6%
Cost of Revenues	$57,800	54,217	6.6%
Gross Profit	$30,267	32,947	(8.1)%
Total Operating Expenses	$15,517	17,515	(11.4)%
Selling	$6,593	6,982	(5.6)%
General and Administrative	$5,832	4,858	20.0%
Research and Development	$7,675	6,069	26.4%
VAT refunds and government subsidies	$(4,583)	(394)	1061.6%
Income from operations	$14,750	15,432	(4.4)%
Other income, net	$2,037	188	983.8%
Share of net income (loss) of equity investees	$739	(55)	(1,439.4)%
Interest income	$982	205	378.9%
Interest expenses	$(716)	(926)	(22.7)%
Income tax expenses	$1,966	1,866	5.4%
Non-GAAP net income attributable to non-controlling interests	$75	141	(46.9)%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$15,750	12,837	22.7%
Basic Non-GAAP EPS	$0.28	0.23	21.7%
Diluted Non-GAAP EPS	$0.28	0.23	21.7%

Stock-based Compensation Cost	$527	157	234.8%
Net income attributable to Hollysys Automation Technologies Ltd.(GAAP)	$15,223	12,679	20.1%
Basic GAAP EPS	$0.27	0.23	17.4%
Diluted GAAP EPS	$0.27	0.23	17.4%

Basic Weighted Average Common Shares Outstanding	55,998,917	55,009,486	1.8%
Diluted Weighted Average Common Shares Outstanding	56,062,950	55,238,035	1.5%

Hollysys Automation Technologies, Ltd Nov 14, 2012	Page 3

Operational Results Analysis for the First quarter ended September 30, 2012

For the three months ended September 30, 2012, total revenues increased by 1.0% to $88.1 million, from $87.2 million in the prior fiscal year period. Of the total revenues, revenue from integrated contracts decreased by 0.8% to $82.9 million, as compared to $83.5 million for the same period of the prior year; revenue from products sales increased by 41.6% to $5.2 million, as compared to $3.7 million for the same period of the prior year. The Company’s total revenue by segment was as followings:

	Three months ended Sep 30,
	2012		2011
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	60.1	68.3%	54.8	62.9%
Rail Transportation	14.9	16.9%	25.6	29.4%
Miscellaneous	13.0	14.8%	6.7	7.7%
Total	88.1	100.0%	87.2	100.0%

As a percentage of total revenues, overall gross margin was 34.4% for the three months ended September 30, 2012, as compared to 37.8% for the same period of last year. The gross margin for integrated contracts and product sales were 32.4% and 66.0% for the three months ended September 30, 2012, as compared to 36.6% and 64.4% for the same period of last year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin.

Hollysys Automation Technologies, Ltd Nov 14, 2012	Page 4

For the three months ended September 30, 2012, selling expenses were $6.6 million, compared to $7.0 million year over year, representing a decrease of $0.4 million, or 5.6%. As a percentage of total revenues, selling expenses were 7.5% and 8.0% for the three months ended September 30, 2012, and 2011, respectively.

General and administrative expenses, excluding non-cash stock-based compensation expense, were $5.8 million for the quarter ended September 30, 2012, representing an increase of $0.9 million, or 20.0%, as compared to $4.9 million for the same period of prior year, mainly due to an increase of 0.6 million of bad debt allowance. As a percentage of total revenues, G&A expenses were 6.6% and 5.6% for the three months ended September 30, 2012 and 2011, respectively. Including the non-cash stock-based compensation cost recorded on a GAAP basis, G&A expenses were $6.4 million and $5.0 million for three months ended September 30, 2012 and 2011, respectively.

Research and development expenses were $7.7 million for the three months ended September 30, 2012, compared to $6.1 million year over year, representing an increase of $1.6 million, or 26.4%. Compared to the same period of prior year, the increase was mainly due to the Company’s increased R&D activities. As a percentage of total revenues, R&D expenses were 8.7% and 7.0% for the quarter ended September 30, 2012 and 2011, respectively.

The VAT refunds and government subsidies amounted to $4.6 million for three months ended September 30, 2012, as compared to $0.4 million for the comparative prior year period, representing an increase of $4.2 million. No VAT refunds were recognized during the quarter ended September 30, 2011,as the VAT refunds policy was undetermined by then, and all the VAT refunds for the whole calendar year 2011 was recognized during the December quarter of fiscal year 2012.

The income tax expenses and the effective tax rate were $2.0 million and 11.4% for the three months ended September 30, 2012, as compared to $1.9 million and 12.7% for the same prior year period.

For the three months ended September 30, 2012, the non-GAAP net income attributable to Hollysys excluding non-cash stock compensation cost was $15.8 million or $0.28 per diluted share based on 56 million shares outstanding. This represents an increase of $2.9 million, or 22.7%, over the $12.9 million, or $0.23 per share based on 55 million shares outstanding, reported in the prior year period. On a GAAP basis, net income attributable to Hollysys was $15.2 million, or $0.27 per diluted share representing an increase of $2.5 million or 20.1%, over the $12.7 million, or $0.23 per diluted share reported in the prior year period.

Hollysys Automation Technologies, Ltd Nov 14, 2012	Page 5

Backlog Highlights

Hollysys’ backlog as of September 30, 2012 was $368.7 million, compared to $389.8 million on June 30, 2012, and $300.1 million on September 30, 2011. There is slight decrease compared with last quarter. The large increase compared with prior year was mainly contributed by contracts with Hong Kong MTR Corporation to provide High-Speed Rail Signaling Systems. The detailed breakdown of the backlog by segment is as followings:

			Quarter-over-Quarter Analysis			Year-over-Year Analysis
	2012-9-30		2012-6-30			2011-9-30
	$	% to Total Backlog	$	% to Total Backlog	% Change	$	% to Total Backlog	% Change
Industrial Automation	145.2	39.4%	150.9	38.7%	(3.8%)	128.7	42.9%	12.8%
Rail Transportation	185.3	50.2%	196.9	50.5%	(5.9%)	157.2	52.4%	17.9%
Miscellaneous	38.2	10.4%	42.0	10.8%	(9.0%)	14.2	4.7%	168.7%
Total	368.7	100.0%	389.8	100.0%	(5.4%)	300.1	100.0%	22.8%

Cash Flow Highlights

The net cash provided by operating activities was $29.1 million for the three months ended September 30, 2012; including investing and financing activities, the total net cash inflow for this quarter was $24.8 million.

Balance Sheet Highlights

The total amount of cash and cash equivalents and time deposits with original maturities over three months were $139.2 million, $117.9 million, and $75.5 million as of September 30, 2012, June 30, 2012, and September 30, 2011, respectively. Of the total $139.2 million as of September 30, 2012, cash and cash equivalents were $121.2 million, and time deposits with original maturities over three months were $18.0 million.

For the three months ended September 30, 2012, Days Sales Outstanding (“DSO”) is 140 days, as compared to 138 days year over year and 139 days quarter over quarter; and inventory turnover is 43 days, as compared to 51 days year over year and 53 days quarter over quarter.

Outlook for FY 2013

Dr. Wang concluded, “Given our strong backlog currently on-hand and sales pipeline envisioned so far, we reiterate our guidance of fiscal year 2013 with revenue in the range of $385 million to $410 million and non-GAAP net income in the range of $63 million to $67 million unchanged.”

Conference Call

Management will discuss the current status of the Company’s operations during a conference call at 8:30 AM ET/9:30 PM Beijing time on Wednesday, November 14, 2012. Interested parties may participate in the call by dialing the following numbers approximately 10 minutes before the call is scheduled to begin and ask to be connected to the Hollysys Automation Technologies conference call. The conference call identification number is 57520064.

Hollysys Automation Technologies, Ltd Nov 14, 2012	Page 6

1-866-519-4004 (USA)

800-930-346 (HK)

+852-24750994 (HK)

800-819-0121 (China Landline)

400-620-8038 (China Mobile)

+ 65-67239381 (International）

In addition, a recorded replay of the conference call will be accessible within 24 hours via Hollysys’ website at:

http://www.hollysys.com.sg/home/index.php/investor-relations/events-a-webcast

About Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,500 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 4,000 customers more than 15,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear conventional island automation and control system and other products.

Hollysys Automation Technologies, Ltd Nov 14, 2012	Page 7

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact Information:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

Investor Relations

+8610-58981386

investors@hollysys.com

Hollysys Automation Technologies, Ltd Nov 14, 2012	Page 8

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In US Dollars)

	Three months ended
	September 30,
	2012	2011
	(Unaudited)	(Unaudited)
Net revenues
Integrated contract revenue	$82,852,035	$83,481,883
Products sales	5,214,583	3,682,190
Total net revenues	88,066,618	87,164,073

Cost of integrated contracts	56,027,759	52,905,654
Cost of products sold	1,772,187	1,311,271
Gross profit	30,266,672	32,947,148

Operating expenses
Selling	6,592,885	6,981,831
General and administrative	6,358,859	5,015,483
Research and development	7,674,707	6,069,469
VAT refunds and government subsidies	(4,582,586)	(394,491)
Total operating expenses	16,043,865	17,672,292

Income from operations	14,222,807	15,274,856

Other income, net	2,036,663	187,926
Share of net income (loss) of equity investees	739,018	(55,175)
Interest income	981,711	204,978
Interest expenses	(715,831)	(926,117)
Income before income taxes	17,264,368	14,686,468

Income taxes expenses	1,966,056	1,866,180
Net income	15,298,312	12,820,288

Less: Net income attributable to non-controlling interests	74,824	140,930
Net income attributable to Hollysys Automation Technologies Ltd.	$15,223,488	$12,679,358

Other comprehensive income, net of tax
Foreign currency translation adjustments, net of nil tax	(1,917,454)	3,939,572
Comprehensive income	13,380,858	16,759,860

Less: Comprehensive income attributable to non-controlling interests	67,961	158,051
Comprehensive income attributable to Hollysys Automation Technologies Ltd.	$13,312,897	$16,601,809

Net income per ordinary share:
Basic	0.27	0.23
Diluted	0.27	0.23
Weighted average ordinary shares used in income per share computation:
Basic	55,998,917	55,009,486
Diluted	56,062,950	55,238,035

Hollysys Automation Technologies, Ltd Nov 14, 2012	Page 9

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	September 30,	June 30,
	2012	2012
	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$121,157,212	$96,332,962
Time deposits with original maturities over three months	18,015,398	21,586,896
Restricted cash	3,829,739	5,544,273

Accounts receivable, net of allowance for doubtful accounts of $15,777,271 and $14,287,361 as of September 30, 2012 and June 30, 2012, respectively	136,752,983	136,589,994

Cost and estimated earnings in excess of billings, net of allowance for doubtful accounts of $1,768,528 and $1,890,108 as of September 30, 2012 and June 30, 2012, respectively	126,344,148	115,161,236

Other receivables, net of allowance for doubtful accounts of $354,214 and $344,978 as of September 30, 2012 and June 30, 2012, respectively	5,948,416	7,287,214
Advances to suppliers	8,542,288	10,300,182
Amount due from related parties	14,750,841	16,336,558
Inventories, net	28,553,597	26,745,225
Prepaid expenses	288,241	876,363
Income tax recoverable	319,298	139,469
Deferred tax assets	652,979	772,061

Total current assets	465,155,140	437,672,433

Restricted cash	675,651	-
Property, plant and equipment, net	69,137,613	63,536,646
Prepaid land leases	6,813,632	6,870,076
Acquired intangible assets, net	503,328	594,971
Investments in equity investees	14,256,245	13,080,929
Investments in cost investees	2,989,025	2,996,638
Goodwill	27,643,846	27,588,883
Deferred tax assets	1,376,462	414,399

Total assets	588,550,942	552,754,975

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term loans	7,895,145	7,914,668
Accounts payable	83,314,254	78,761,476
Construction cost payable	3,309,360	923,205
Deferred revenue	70,235,032	59,293,745
Accrued payroll and related expense	7,239,996	6,448,623
Income tax payable	3,148,875	3,605,030
Warranty liabilities	1,602,545	3,575,920
Other tax payables	18,504,017	18,225,344
Accrued liabilities	14,077,091	7,746,036
Amounts due to related parties	1,835,253	1,964,275
Deferred tax liabilities	1,351,906	370,300

Total current liabilities	212,513,474	188,828,622

Long-term bank loans	22,610,747	24,641,374
Deferred tax liabilities	234,111	-
Total liabilities	235,358,332	213,469,996

Commitments and contingencies	-	-

Equity:
Ordinary shares	55,999	55,999
Additional paid-in capital	151,831,919	151,305,146
Statutory reserves	23,091,072	23,091,072
Retained earnings	146,157,830	130,934,342
Accumulated other comprehensive income	30,803,965	32,714,556
Total Hollysys Automation Technologies Ltd. stockholder’s equity	351,940,785	338,101,115

Non-controlling interests	1,251,825	1,183,864
Total equity	353,192,610	339,284,979

Total liabilities and stockholders' equity	$588,550,942	$552,754,975

Hollysys Automation Technologies, Ltd Nov 14, 2012	Page 10

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US Dollars)

Three months ended
September 30, 2012
(Unaudited)
Cash flows from operating activities:
Net income	$15,298,312
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	1,467,299
Amortization of prepaid land leases	39,050
Amortization of intangible assets	43,311
Allowance for doubtful accounts	1,565,846
Loss on disposal of property, plant and equipment	24,115
Share of net income from equity investees	(739,018)
Share based compensation expenses	526,773
Deferred income tax expenses	362,962
Changes in operating assets and liabilities:
Accounts receivable	(1,495,557)
Costs and estimated earnings in excess of billings	(11,358,382)
Inventories	(1,849,936)
Advances to suppliers	1,734,237
Other receivables	1,361,238
Deposits and other assets	1,753,793
Due from related parties	1,073,204
Accounts payable	4,558,155
Deferred revenue	10,889,531
Accruals and other payable	4,300,639
Due to related parties	(124,035)
Income tax payable	(629,264)
Other tax payables	325,601
Net cash provided by operating activities	29,127,874

Cash flows from investing activities:
Time deposits placed with banks	(5,217,245)
Purchases of property, plant and equipment	(4,033,240)
Maturity of time deposits	8,766,465
Net cash used in investing activities	(484,020)

Cash flows from financing activities:
Repayments of long-term bank loans	(1,975,998)
Net cash used in financing activities	(1,975,998)

Effect of foreign exchange rate changes	(1,843,606)
Net increase in cash and cash equivalents	$24,824,250

Cash and cash equivalents, beginning of period	$96,332,962
Cash and cash equivalents, end of period	121,157,212

Hollysys Automation Technologies, Ltd Nov 14, 2012	Page 11

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the stock-based compensation cost, which is calculated based on the number of shares or options granted and the fair value as of the grant date. It will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of Hollysys, it has been a common practice for investors and analysts to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

	Three months ended
	September 30,
	2012	2011
	(Unaudited)	(Unaudited)
General and administrative expenses	$6,358,859	$5,015,483
Minus:
Stock-based compensation cost	526,773	157,356
Non-GAAP general and administrative expenses	$5,832,086	$4,858,127

Net income attributable to Hollysys Automation Technologies Ltd.	$15,223,488	$12,679,358
Add:
Stock-based compensation cost	526,773	157,356
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$15,750,261	$12,836,714

Weighted average number of ordinary shares	55,998,917	55,009,486
Weighted average number of diluted ordinary shares	56,062,950	55,238,035
Non-GAAP basic earnings per share	$0.28	$0.23
Non-GAAP diluted earnings per share	$0.28	$0.23